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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

  Certification and Notice of Termination of Registration under Section 12(g)
        of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                           Commission File No. 0-18437

                             Nabors Holding Company
                       Associated Petroleum Services, Inc.
                       Big Ten Fishing Tool Company, Inc.
                       International Air Drilling Company
                          Kuukpik - Pool Arctic Alaska
                                   PCNV, Inc.
                                Pool Alaska, Inc.
                               Pool Americas, Inc.
                              Pool-Australia, Inc.
                      Pool California Energy Services, Inc.
                                  Pool Company
                            Pool Company Texas, Ltd.
                            Pool Company Houston Ltd.
                         Pool Production Services, Inc.
                            Pool International, Inc.
                             Pool Well Services Co.
                                    PTX, Inc.
                                  Sea Mar, Inc.
                            Sea Mar Management, Inc.
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             (Exact name of registrant as specified in its charter)

                              515 West Greens Road
                              Houston, Texas 77067
                                 (281) 874-0035
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               8 5/8% Senior Subordinated Notes Due 2008, Series B
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            (Title of each class of securities covered by this Form)

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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)            [ ]          Rule 12h-3(b)(1)(ii)        [ ]
Rule 12g-4(a)(1)(ii)           [ ]          Rule 12h-3(b)(2)(i)         [ ]
Rule 12g-4(a)(2)(i)            [ ]          Rule 12h-3(b)(2)(ii)        [ ]
Rule 12g-4(a)(2)(ii)           [ ]          Rule 15d-6                  [ ]
Rule 12h-3(b)(1)(i)            [X]

               Approximate number of holders of record as of the
                        certification or notice date:  36
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         Pursuant to the requirements of the Securities Exchange Act of 1934, each undersigned registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized officer.

Date:    March 3, 2000
                             NABORS HOLDING COMPANY
                             (successor by merger to Pool Energy Services Co.)



                             By: /s/Anthony G. Petrello
                                 -----------------------------------------------
                                 Anthony G. Petrello
                                 President

                             ASSOCIATED PETROLEUM SERVICES, INC.
                             INTERNATIONAL AIR DRILLING COMPANY
                             KUUKPIK - POOL ARCTIC ALASKA
                                By:  Pool Alaska, Inc., d/b/a Pool Arctic Alaska
                             POOL ALASKA, INC.
                             (for itself and as successor by merger to Pool Alaska, Inc., a Texas corporation)
                             POOL AMERICAS, INC.
                             POOL-AUSTRALIA, INC.
                             POOL COMPANY
                             POOL COMPANY TEXAS, LTD.
                             (for itself and as successor by merger to Pool Production Services, Inc.)
                                By:  Pool Well Services Co., General Partner
                             POOL INTERNATIONAL, INC.
                             POOL WELL SERVICES CO.
                             (for itself and as successor by merger to Pool California Energy Services, Inc. and to
                             Big Ten Fishing Tool Company, Inc. and as
                             general partner in liquidation to Pool Company Houston, Ltd.)
                             PTX, INC.
                             SEA MAR, INC.
                             SEA MAR MANAGEMENT, INC.

                             By: /s/ Daniel McLachlin
                                 -----------------------------------------------
                                 Daniel McLachlin
                                 Secretary


                             PCNV, INC.

                             By: /s/ Jay Weidenbach
                                 -----------------------------------------------
                                 Jay Weidenbach
                                 Secretary

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